SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosures: Press Release dated June 13, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

The Commonwealth of Kentucky to deploy CGI-AMS Web-based ERP solution

•	Kentucky becomes the ninth state government to select AMS Advantage® 3

Fairfax, Virginia –June 13, 2005 –CGI-AMS Inc., the wholly-owned U.S. operating subsidiary of CGI Group Inc. (CGI) (TSX: GIB.SV.A; NYSE: GIB), announced today that AMS Advantage 3 has been selected by the Commonwealth of Kentucky, adding another state government to a rapidly growing list of public sector clients implementing this market leading Enterprise Resource Planning solution.

AMS Advantage 3 is a Web-based suite specifically designed for governments to effectively and efficiently manage real-time financial transactions and business intelligence—saving state and local governments as well as citizens both time and money.

The Commonwealth of Kentucky has been a CGI-AMS client since 1998 and will implement AMS Advantage 3 Financial Management and Procurement in a statewide deployment beginning July 2006.  The selection of the CGI-AMS Web-based solution will enhance the Commonwealth’s enterprise business processes and provide innovative technologies to manage the state’s $21.4 billion annual budget and run its complex procurement processes, which each year encompass more than 3,000 online solicitations for goods and services, collects over $100 million in payments, including $16 million in credit card and e-check transactions, and initiates nearly 10 million payments.

The upgrade of Kentucky’s Management Administrative Reporting System, or eMARS, is an important step in the Commonwealth’s implementation of an integrated financial management and procurement solution.  When completed, eMARS will provide over 5,000 users Web-based access to a state-of-the-art, integrated information system to help further enterprise goals, including reducing duplicate data entry, providing online access to information, and enabling electronic workflow and approvals.

“Nearly half of all US state governments are using AMS Advantage. Since 1976, CGI-AMS has collaborated with its partners in state government to ramp up efficiency, streamline operations and deliver critical services to citizens and employees. The message is clear – CGI-AMS delivers the best Web-based ERP solution available today. We are pleased to welcome Kentucky into the AMS Advantage 3 family,” said Donna Morea, president CGI-AMS.

More than 190 state and local governments use AMS Advantage, including 21 states. Of these, 45 organizations have already committed to implementing the new Web-based AMS Advantage solution. The AMS Advantage suite, with embedded government best practices, is tailored to meet the unique administrative needs of state and local public sector entities and incorporates more than 30 years of government experience and knowledge in the public sector market. AMS Advantage is a flexible, module-based solution that automates document workflow, decreases paperwork and ultimately improves customer service and facilitates decision-making.

About CGI-AMS

CGI-AMS Inc. is the wholly-owned U.S. operating subsidiary of CGI Group Inc. Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI’s annualized revenue run-rate is currently CDN$3.8 billion (US$3.0 billion) and at March 31, 2005, CGI’s order backlog was CDN$12.9 billion (US$10 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI

Investor relations

Jane Watson, vice-president, investor relations, (416) 945-3616

Ronald White, director, investor relations, (514) 841-3230

Media relations

Eileen Murphy, director, media relations, (514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: June 13, 2005	By /s/ Paule Doré

Name: Paule Doré

Title:   Executive Vice-President
            and Chief Corporate Officer
            and Secretary